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                        Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated April 7, 1998, except for Note 10 as to which the date is June 18, 1998, in Pre-Effective Amendment No. 2 to the Registration Statement (Form S-4) and related Prospectus of Empress Entertainment, Inc. for the registration of $150,000,000 8-1/8% Senior Subordinated Notes due 2006.

Our audits also included the financial statement schedule listed in Item 21(b) of this Registration Statement. The schedule is the responsibility of the company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein.



/s/ Ernst & Young LLP

Chicago, Illinois
October 5, 1998